SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2012 MANAGEMENT REPORT

MANAGEMENT REPORT

 BRASKEM 2012

The Management of Braskem S.A. (“Braskem”) submits for your consideration this Management Report and corresponding Financial Statements, which are accompanied by the opinions of the Independent Auditors and the Audit Board for the fiscal year ended December 31, 2012.

The consolidated results of Braskem reflect the consolidation of the assets of the PP business of Dow Chemical as from 4Q11. The consolidated financial statements of the Company were also affected by the deconsolidation of Cetrel and of Distribuidora de Águas de Camaçari (Braskem Distribuidora) due to their divestment in December 2012, and of Quantiq, an asset in the process of being divested.

1. Message from Management

In a year that was particularly challenging due to the deterioration in the international economic crisis that impacted the petrochemical industry both globally and in Brazil, Braskem made significant advances in its growth strategy in Brazil. These advances were aligned with its commitment to the development of the chemical and plastics production chain and with its international expansion process to obtain more competitive feedstock sources.

Consistent with its strategy of maintaining a strong focus on Clients, innovation, value accretion and sustainability, Braskem strengthened its positioning in the Brazilian market and continued to recover its market share. Investments in innovation totaled approximately R$200 million, growing 30% on the previous year and allowing the development of new applications for plastic products and the launch of 20 new resins, which contributed to the performance of our Clients, the petrochemical industry and the local plastics chain.

The Green Plastic, which is made from sugarcane ethanol, contributed to this improvement by raising awareness among new Clients regarding its environmental advantages, since it is made from a feedstock that is 100% renewable and helps mitigate the greenhouse effect. The new partnerships forged during the period related to Green PE involved Kimberly Clark, DuPont, Tigre, L´Occitane, Tecnaro, Plantic and Faber-Castell.

The theme Innovation was also incorporated into the measures proposed by the Special Regime for the Chemical Industry (REIQ) that was submitted to the federal government by the Chemical Industry Competitiveness Council under the scope of the economic stimulus plan known as Brasil Maior, which was prepared jointly with representatives from the petrochemical industry, plastics manufacturers, the government and industry workers. Other drivers of REIQ include lower tax rates for investments and raw materials, which will play a crucial role in increasing the industry’s competitiveness and fostering a new cycle of growth.

Despite the scenario marked by uncertainties, as part of its investment program, which in 2012 reached R$1.7 billion, the Company commissioned a new PVC plant with annual production capacity of 200 kton in the state of Alagoas in Brazil’s Northeast. Braskem also expanded its production of butadiene, a key input used by the rubber industry, at its plant located in the state of Rio Grande do Sul, which increased its annual production capacity of this product by 100 kton. These investments also contribute to the improvement in the Company’s competitiveness, making viable the sales of higher-value products.

2012 MANAGEMENT REPORT

The COMPERJ project - Petrochemical Complex of Rio de Janeiro - also seeks to boost the Company’s competitiveness by using natural gas for feedstock, since natural gas production in Brazil is expected to increase with the exploration of the country’s pre-salt oil reserves. Braskem has concluded the project’s initial engineering phase and, in 2013, will focus on its detailing, with the final investment decision expected to be taken in the first half of 2014 following the approval by the Board of Directors.

On the international front, construction began on the integrated petrochemical complex in Mexico, following conclusion of negotiations for the Engineering, Procurement and Construction (EPC) services and the structuring of the US$3.2 billion in financing, which features a multinational pool of seven banks and credit agencies. The complex in Mexico will be formed by a cracker using ethane as feedstock and three integrated polyethylene plants with annual capacity of 1.05 million tons, with startup slated for mid-2015. Developed through a joint venture with the Mexican group Idesa, the project will increase the share of gas in the Company’s feedstock matrix, improving its competitiveness.

In the United States, Braskem acquired from Sunoco Chemicals a propylene splitter that was integrated into its unit in Marcus Hook, Pennsylvania. The splitter’s acquisition provided a long-term solution to the unit’s propylene supply, since at the start of the year Sunoco officially announced its decision to deactivate its refinery and terminate its supply of this feedstock to Braskem. The decision to terminate the supply resulted in the payment by Sunoco of US$130 million in compensation.

Also in the United States, Braskem made and important progress in improving the competitiveness of its operations by forging a partnership with Enterprise Products, which will supply approximately 65% of the propylene feedstock required by its three plants in the U.S. Gulf region. In addition to guaranteeing the supply of this feedstock for 15 years, the partnership establishes Enterprise’s obligation to build a propane dehydrogenation plant (PDH) that will use shale gas and other untraditional feedstock sources, giving Braskem access to competitive opportunities in gas-based feedstock in the region. The plant is expected to start operations in 2015.

In addition, given the challenging scenario in the global industry that has led to a significant drop in profitability, and consistent with the Company’s commitment to its financial health, Braskem opted to divest assets that were not related to its core activities. As a result, in late 2012, it concluded the sale of Cetrel and of the Camaçari Water Treatment Unit (Distribuidora de Águas de Camaçari) to Odebrecht Ambiental for R$652 million.

The discipline employed in the investment process, the productivity gains, the focus on Client relationships and the financial health obtained from measures - such as the divestment of non-strategic assets, enabled Braskem to mitigate the impacts of the global crisis while maintaining its strategic course and supporting its investment program, given the Company’s confidence in the recovery of international petrochemical markets and in the domestic market’s growth over the medium and long terms.

Gross revenue was R$42.1 billion and net revenue was R$35.5 billion, representing increases of 8% and 9%, respectively, compared to 2011, driven by higher sales volume and the depreciation in the Brazilian real against the U.S. dollar, which offset the reduction in the average prices in international markets.

EBITDA was R$4.0 billion, increasing 6% on the prior year, despite the reduction in the average spreads of petrochemical products over the course of 2012. EBITDA included the positive impact of R$860 million from nonrecurring items, such as the compensation received under the propylene supply contract   in the United States and proceeds from the divestment of non-strategic assets.

2012 MANAGEMENT REPORT

Braskem posted a net loss of R$738 million, explained by the local currency depreciation of 9% in the period, which generated a negative impact on the financial result of R$1,675 million. It is important to note that this impact is noncash, representing an accounting impact from exchange variation that affects primarily Braskem’s debt, with any disbursements occurring upon the maturity of this debt, which has an average duration of 15 years.

Aware of the importance of people to its growth, Braskem invested in the training and development of its Members through programs focused on education through work and education for work, as well as on technical programs, which in 2012 required total investment of around R$15 million. Also during the year, special efforts were made to integrate the new teams in Germany, Mexico and the United States, with an emphasis on strengthening the corporate culture based on the Odebrecht Entrepreneurial Technology (TEO). Braskem registered the best occupational safety indicators in its history. The injury rate with and without lost time was 1.04 accidents per million man-hours worked, a great source of pride which reflects its commitment to the health and safety of its Members and of the communities in which it operates, as well as to the environment. Progress was also achieved in the Company's ecoefficiency indicators, with decreases in the generation of solid waste and effluents and in the consumption of natural resources.

Braskem’s commitment to sustainable development once again received important international recognition in 2012, with its inclusion as a model company for the third straight year in the Exame Sustainability Guide. One of the many distinctions garnered in the year was the FINEP Award in the Sustainable Innovation category for Braskem’s Green Plastic. Braskem also was selected components of the Corporate Sustainability Index (ISE) for the eight straight year and of the Carbon Efficient Index (ICO2), both indexes created by the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange.

In the social dimension of its sustainable development, the Company operates through a set of programs that focus on environmental education, social inclusion and promoting culture in the communities where it has operations.

Acknowledgements

Management once again expresses its profound appreciation to our Clients for the confidence they continue to place in Braskem, since their partnership is the foundation that drives us in our constant pursuit of excellence, and to our Members, Partners and Suppliers for their dedication and competence, which are essential for achieving our accomplishments and results. Our appreciation also extends to our Shareholders, for their unqualified support in transforming into reality the Company’s strategic projects, fundamental for its strengthening.

2. Outlook

The weakening of the global recovery led the International Monetary Fund (IMF) to revise downward its forecast for world GDP growth in 2013 to around 3.6%. The main risk factors continue to be associated with the performance of economies in the eurozone and in North America and the ensuing repercussions on growth in emerging markets.

In response to the adverse external environment, Brazil’s federal government bolstered its stimulus measures for the domestic economy by, for example, extending the cuts in the rates of IPI federal value-added tax for automotive, white goods and furniture manufacturers and also extending the Reintegra program to promote exports. It also adopted measures to boost competitiveness and promote the country’s manufacturing industry, such as reducing payroll taxes and cutting energy costs. In this scenario, Brazil’s is expected to register GDP growth of around 3%. Other factors that could have a positive impact on plastics demand are the continued strong performance of the labor market and the investments associated with preparations for Brazil’s hosting of the FIFA World Cup and the Olympic Games.

2012 MANAGEMENT REPORT

In commodity markets, the continued volatility in oil prices due to the uncertainties in the current scenario affected naphtha prices, the main feedstock used by the petrochemical industry. Despite the expectation of stronger demand following the upward trend in the world economy, the scenario continues to be marked by caution and limited visibility. Over the medium and long terms, demand growth is expected to outpace supply growth, leading to improvement in the petrochemical cycle.

In this scenario, Braskem’s strategy remains centered on strengthening its business and increasing its competitiveness by: (i) continuing to strengthen its partnerships with Clients, which has supported market share gains in the domestic market; (ii) supporting the development of Brazil’s petrochemical and plastics chain, with a focus on innovation and technology; (iii) pursuing operational efficiency by maintaining high capacity utilization rates and reducing fixed costs; (iv) capturing value creation through additional capacity in PVC and butadiene; (v) diversifying its feedstock matrix by advancing construction on the Ethylene XXI project (Mexico) and signing new contracts in the United States; and (vi) safeguarding its financial health.

On the operational front, a maintenance shutdown is scheduled for 2013 at one of its crackers: (i) in the fourth quarter, one of the lines at the Camaçari unit will suspend operations for around 30 days. Production planning for the year should partially offset the period of this maintenance shutdown, with capacity utilization at Braskem’s crackers expected to remain around 90%.

Braskem maintains its commitment to sustainable growth and development and will continue to act proactively to pursue the best opportunities for creating value for its Clients, Shareholders and Society and for increasing competitiveness throughout the entire petrochemical and plastics production chain, while maintaining its focus on financial discipline.

2012 MANAGEMENT REPORT

3. Performance

In 2012, Brazil's thermoplastic resin market grew by 2% on the previous year to reach 5.0 million tons. Demand was affected mainly by the continued deceleration in the domestic economy, which, despite the incentives implemented by the federal government, has not yet registered the expected growth levels.

Despite this scenario, Braskem maintained its growth strategy and commitment to the Brazilian market, with total sales of 3.5 million tons, or 10% more than in the previous year. As a result, the Company expanded its market share at the expense of imports and ended the year with domestic market share of 70%.

▪ Polyolefins

Domestic demand for polyolefins (PE and PP) was 3.8 million tons, up 2% from 2011. Meanwhile, Braskem’s sales grew by 8% to 2.9 million tons, leading its market share to expand by 5 p.p. to 76% in the year.

In the export market, the Company’s sales contracted by 2%, which mainly reflected the redirecting of sales to the Brazilian market and the weak performance of the global economy.

The stronger sales volume was supported by growth in production volume to 4.2 million tons, or 6% more than in 2011, a year in which the Company's operating performance was adversely affected by scheduled and unscheduled shutdowns (blackout in the Northeast region of Brazil).

Performance (tons)	2012	2011	Change (%)
POLYOLEFINS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PE's	1,668,171	1,524,933	9
PP	1,233,338	1,149,814	7
Total Domestic Market	2,901,509	2,674,747	8
Sales - International Market
PE's	861,834	881,762	(2)
PP	415,494	421,647	(1)
Total Exports	1,277,328	1,303,409	(2)
Total Sales
PE's	2,530,005	2,406,695	5
PP	1,648,832	1,571,461	5
Total Sales	4,178,837	3,978,156	5
Production
PE's	2,539,476	2,391,136	6
PP	1,646,619	1,565,493	5
Total Production	4,186,095	3,956,628	6

▪ Vinyls

In 2012, demand for PVC increased 1% and reached 1.1 million tons. Braskem’s sales totaled 561 kton, increasing 16% from 2011, driven by the startup of the new PVC plant in the state of Alagoas.

Caustic soda sales were 464 kton, increasing 12%, reflecting the growth in production volume, which last year was adversely affected by scheduled and unscheduled maintenance shutdowns.

2012 MANAGEMENT REPORT

Performance (tons)	2012	2011	Change (%)
VINYLS	(A)	(B)	(A)/(B)
Sales - Domestic Market
PVC	560,924	483,995	16
Caustic Soda	464,052	414,996	12
Production
PVC	497,366	438,895	13
Caustic Soda	450,589	366,923	23

▪ Basic Petrochemicals

In a year with no scheduled maintenance shutdowns, ethylene production reached 3.3 million tons, up 7% from 2011. The average capacity utilization rate of crackers stood at 89%.

In this scenario, total ethylene and propylene sales increased by 7% from the previous year to reach 935 kton. BTX and butadiene sales increased 8% and 15%, respectively, with the growth in butadiene sales also benefitting from the startup, in June 2012, of the 100 kton capacity-expansion project.

Performance (tons)	2012	2011	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)

Production
Ethylene	3,329,758	3,119,158	7
Propylene	1,472,488	1,411,098	4
Butadiene	355,703	314,534	13
BTX*	1,246,517	1,165,437	7
BTX* - Benzene, Toluene, Orthoxylene and Paraxylene

Performance (tons)	2012	2011	Change (%)
BASIC PETROCHEMICALS	(A)	(B)	(A)/(B)

Total Sales
Ethylene/Propylene	934,640	872,313	7
Butadiene	357,001	311,542	15
BTX*	1,059,479	983,815	8

▪ International Business Unit

The International Business unit, represented by the operations in the United States and Europe, registered PP sales volume of 1.7 million tons, up 72% from 2011, reflecting the consolidation of the PP plants acquired and consolidated as from 4Q11, and the better assets management.

In 2012, the average capacity utilization rate stood at 89%, up 4 p.p. from 2011, which is explained by better operational performance of Braskem’s assets, even in a year with scheduled shutdowns and  preventive shutdowns ahead of Hurricane Sandy, which hit Pennsylvania in the last quarter of the year.

Performance (tons)	2012	2011	Change (%)
INTERNATIONAL BUSINESS	(A)	(B)	(A)/(B)
Sales
PP	1,744,104	1,016,823	72

Production
PP	1,756,732	1,010,183	74

2012 MANAGEMENT REPORT

3.1. Economic and Financial Performance

▪  Revenue

In 2012, Braskem recorded consolidated gross revenue of R$42.1 billion, growing 8% from R$38.9 billion in 2011. In U.S. dollar, revenue was US$21.6 billion, or 7% lower than the US$23.2 billion in the prior year.

Similarly, the Company’s consolidated net revenue was R$35.5 billion, representing growth of 9% from the net revenue of R$32.5 billion registered in 2011, benefitting from (i) the higher sales volume of resins and basic petrochemicals; and (ii) the U.S. dollar average appreciation of 17% in the period. In U.S. dollar, net revenue stood at US$18.2 billion, down 6% from the prior year, reflecting the lower prices for resins and main basic petrochemicals products in the international market.

Export revenue in 2012 was US$8.0 billion, down 5% from the prior year, mainly due to the decrease in U.S. PP price and lower resale volume.

▪  Cost of Goods Sold (COGS)

In 2012, Braskem's cost of goods sold (COGS) was R$32.2 billion, increasing 12% from 2011, reflecting the higher volume of resin and basic petrochemical sales and the 17% U.S. dollar average appreciation between the periods, which generated a negative impact of R$4,478 million.

Braskem acquires around 70% of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North African countries, Argentina, Mexico and Venezuela. In 2012, the average price of ARA naphtha, the direct reference for naphtha imports, was US$936/t, virtually in line with the average price in 2011.

Regarding the average gas price, the Mont Belvieu reference prices for ethane and propane decreased by 48% and 31% from 2011 to US$40 cts/gal (US$295/ton) and US$100 cts/gal (US$523/ton), respectively, affected by the higher supply of these products. Meanwhile, the average price of U.S. Gulf propylene in 2012 was US$1,132/t, or 20% lower, reflecting the higher utilization rates at U.S. refineries.

2012 MANAGEMENT REPORT

▪  Selling, General and Administrative Expenses (SG&A)

In 2012, Selling, General and Administrative (SG&A) expenses were R$2.1 billion, increasing 13% from the previous year.

Selling expenses were R$968 million, increasing 21% from 2011, driven by (i) the higher sales volume and resulting increase in distribution and storage expenses; and (ii) the consolidation of the PP assets in the United States and Europe acquired in late 2011.

General and Administrative Expenses were R$1.1 billion, or 7% higher than in 2011. The main factors were (i) the restructuring of Braskem Europe due to the acquisition of the PP assets, as projected at the time of the acquisition; (ii) nonrecurring expenses with advertising, such as sponsorship of the Rio+20 Earth Summit and the campaign to commemorate Braskem's 10th anniversary; and (iii) the increase in personnel expenses (under the collective bargaining agreement) at the end of 2012 and applied retroactively to September at the Alagoas, Bahia and Rio de Janeiro units.

▪  EBITDA

In 2012, Braskem’s consolidated EBITDA stood at R$4.0 billion, up 6% from 2011, with EBITDA margin excluding naphtha resale of 11.9%. In U.S. dollar, EBITDA was US$2.0 billion, down 11% from 2011. The growth in sales volume was insufficient to fully offset the lower spreads in thermoplastic resins 1 and basic petrochemicals 2, following the international market trend, which decreased between the periods by 21% and 7%, respectively.

However, faced by this scenario of contraction caused by the global crisis, the Company diligently pursued additional result by: (i) receiving R$264 million from the adjustment and recognition of compensation for the suspension of the propylene supply for the Marcus Hook plant (US$130 million);  (ii) recognizing a positive impact of R$80 million from the prepayment of tax installments under the Refis tax amnesty program in 2Q12; (iii) divesting non-core assets (Water Treatment Unit and its stake in Cetrel), which boosted the result by R$409 million; and (iv) the railcars sales at Braskem America, which generated a gain of R$107 million, along with the standardization of leasing practices for such assets that brought economic advantages. Excluding these nonrecurring effects, Braskem’s EBITDA was R$3.1 billion, with ex-resale EBITDA margin of 9.3%, down 17% from R$3.7 billion in 2011, strongly affected by the retraction of the international spreads.

1 65% PE (USA), 25% PP (Asia) and 10% PVC (Asia)

2 80% ethylene and propylene, 20% BTX (base Europe)

2012 MANAGEMENT REPORT

▪  Net Financial Result

In 2012, the net financial result was an expense of R$3,372 million, compared to the expense of R$2,787 million in the prior year. This variation is mainly explained by the appreciation in the U.S. dollar [3] against the Brazilian real of 9% in the period, which generated a net negative impact on the result of R$1,675 million.

Since Braskem holds net exposure to the U.S. dollar (more dollar-denominated liabilities than dollar-denominated assets), any change in the exchange rate has an impact on the book financial result. On December 31, 2012, this exposure was composed: (i) in the operations, by 63% of suppliers, which was partially offset by 70% of accounts receivable; and (ii) in the capital structure, by 69% of net debt. Since its operating cash flow is heavily dollarized, maintaining this level of net exposure of its liabilities to the dollar complies with its Financial Management Policy. Virtually 100% of its revenue is directly or indirectly pegged to the variation in the U.S. dollar exchange rate and approximately 80% of its costs are also pegged to this currency.

It is important to bear in mind that the negative foreign exchange impact of R$1,675 million in 2012 does not have a direct cash impact in the short term. This amount represents exchange variation accounting impacts, especially on the Company’s debt, with any expenditure occurring only upon the maturity of the debt, which has a total average term of 15 years. The portion of debt denominated in U.S. dollar has an average term of 20 years.

Excluding the effects of foreign exchange and monetary variation, the financial result in 2012 was an expense of R$1,463 million, increasing R$149 million from the net expense in the prior year, which mainly reflects the application of the change in the feedstock payment term in the domestic market.

The table below shows the composition of the net financial result of Braskem consolidated on an annual basis.

R$ million	2012	2011

Financial Expenses	(3,902)	(3,552)
Interest Expenses	(973)	(999)
Monetary Variation (MV)	(275)	(301)
Foreign Exchange Variation (FX)	(1,895)	(1,654)
Net Interest on Fiscal Provisions	(208)	(236)
Others	(552)	(362)
Financial Revenue	530	765
Interest	190	230
Monetary Variation (MV)	40	59
Foreign Exchange Variation (FX)	220	423
Net Interest on Fiscal Credits	30	37
Others	50	17
Net Financial Result	(3,372)	(2,787)

R$ million	2012	2011

Net Financial Result	(3,372)	(2,787)
Foreign Exchange Variation (FX)	(1,675)	(1,231)
Monetary Variation (MV)	(235)	(242)
Net Financial Result Excluding FX and MV	(1,463)	(1,314)

3 On December 31, 2012, the Brazilian real/U.S. dollar exchange rate was R$2.0435/US$1.00.

2012 MANAGEMENT REPORT

▪  Net loss

In 2012, Braskem recorded a net loss of R$738 million. The result was affected by the financial expense of R$3,372 million that in turn was affected by local-currency depreciation, which fully offset operating income in the period.

▪  Capital Structure, Liquidity and Credit Rating

On December 31, 2012, Braskem’s consolidated gross debt was US$8,569 million, up 6% from the prior year. In Brazilian real, gross debt increased 15%, reflecting the exchange variation of 9% in the period. Note that gross debt includes Braskem’s bridge loan for the Mexico project of US$317 million, which will be repaid once the project finance is structured. At the end of the period, 68% of gross debt was denominated in U.S. dollar.

In line with its strategy to take advantage of good opportunities in the market and restructure its debt, in 2012, Braskem raised US$1,250 million in the capital markets, of which (i) US$250 million came from the reopening of the bond issue maturing in 2021; (ii) US$250 million came from the reopening of the perpetual bond issue; (iii) US$500 million came from the bond issue maturing in 2022; and (iv) US$250 million came from the bond issue maturing in 2041.

The balance of cash and investments totaled US$1,710 million, similar to 2011. In line with its strategy to maintain high liquidity and safeguard its financial health, Braskem maintains three revolving stand-by credit facilities, with two in the aggregate amount of US$600 million and one in the amount of R$450 million, which do not include any restrictive covenants on withdrawals during times of Material Adverse Change (MAC Clause). Only prime banks with low default rates (credit default swap) and high credit ratings participated in the transactions.

As a result, Braskem’s consolidated net debt ended 2012 at US$6,859 million, up 7% from US$6,382 million on December 31, 2011. Excluding the portion of debt related to the bridge loan for the Mexico Project, which will be fully replaced by the Project Finance, net debt was US$6,542 million, increasing 2% from 2011, despite the investments in the capacity expansion projects (200 kton of PVC and 100 kton of butadiene). In Brazilian real, net debt increased 17%, which mainly reflects the 9% appreciation in the U.S. dollar at the end of the period. Some 69% of net debt is denominated in U.S. dollar.

2012 MANAGEMENT REPORT

The 11% reduction in EBITDA in 2012 to US$2.0 billion, from R$2.2 billion in 2011, which mainly reflects the narrowing of resin and basic petrochemical spreads in line with international market, led financial leverage based on the ratio of net debt to EBITDA in U.S. dollar to increase from 2.83x in 2011 to 3.42x in 2012. In Brazilian real, the financial leverage ratio increased to 3.54x in 2012, from 3.20x in 2011.

Excluding the total balance of the bridge loan for the Mexico project and the respective cash, financial leverage as measured by the net debt/EBITDA ratio was 3.30x in U.S. dollar and 3.42x in Brazilian real.

On December 31, 2012, the average debt term was approximately 15 years, lengthening from 12 years on December 31, 2011. Considering only the portion denominated in U.S. dollar, the average debt term was around 20 years. The average cost of servicing the Company's debt as of December 31, 2012 was 6.24% in U.S. dollar and 7.58% in Brazilian real, compared to 5.98% and 9.82%, respectively, in the prior year, with the higher cost in U.S. dollar explained by the lengthening of the debt term by 3 years.

In line with its strategy to maintain only the most competitive debt contracts in its portfolio, Braskem, responding to the only timid drop in the Long-Term Interest Rate (TJLP) compared to the Selic basic interest rate, prepaid part of its debt (R$400 million) with the Brazilian Development Bank (BNDES), which had less attractive financial conditions and terms than other opportunities in the domestic market.

Note also that in 2012, the Company settled the only operation that imposed financial covenants, which effectively standardized the contractual conditions of its financing facilities.

The following charts show Braskem’s gross debt by category and indexer.

The following chart shows the Company’s consolidated amortization schedule at December 31, 2012.

2012 MANAGEMENT REPORT

Only 10% of Braskem’s total debt matures in 2013, and its high liquidity ensures that its cash and cash equivalents cover the payment of obligations maturing over the next 22 months. Considering the stand-by credit facilities, this coverage is 36 months.

Credit Risk Rating – Global Scale

In 2012, Braskem maintained the investment grade ratings assigned by the three major global credit risk rating agencies.

At the end of October, Fitch Ratings reaffirmed its global rating of “BBB-” for Braskem and changed the outlook to negative. The change in outlook was mainly due to the lower operating cash flow in 2012, explained by the deterioration in petrochemical spreads, which increased the Company's relative leverage. However, the maintenance of an investment grade rating reflected Braskem’s leadership in the domestic market, the management of its financial profile and the strong support from its main shareholders.

In early November, Standard & Poor’s affirmed its “BBB-” rating and “stable” outlook for Braskem. Despite the weaker operating cash flow in the first half of the year, the agency remained confident that Braskem will maintain its leadership in the Brazilian petrochemical market due to its competitive advantages, diversified feedstock matrix, operating efficiency and strong shareholder base that ensures the stability needed to enable the Company to support any economic downturn.

Lastly, Moody’s released a report in late November that affirmed Braskem’s rating of “Baa3” and changed the outlook to negative. The change in outlook was due to the Company’s weaker operating performance caused by the deterioration in the fundamentals of the global petrochemical industry. However, Moody's highlighted the Company’s capacity to improve its profitability and reduce its debt level over the medium term through its permanent commitment to growth and financial health.

3.4 Synergies

Braskem identified synergies of US$27.5 million in annual and recurring EBITDA in the PP assets acquired from Dow Chemical, which should be fully captured by 2014. In 2012, gains worth US$17 million were captured, which is US$3 million higher than the initial estimate, with benefits coming from the better production mix.

2012 MANAGEMENT REPORT

For 2013, synergies should total US$25 million in annual and recurring EBITDA. The main gains are related to optimizing the product portfolio (production mix), renegotiating the logistics and supply contracts, improving logistics planning and increasing the operating efficiency of assets.

4. Innovation & Technology

Braskem, in keeping with its commitment to the development of the petrochemical industry and plastics chain, has based its strategic-innovation management on creating new technologies, processes and products.

The ultimate goal is to meet the needs of its Clients and propose new solutions that enhance the performance of the final products offered to society. To achieve this goal, Braskem maintains two Innovation & Technology centers located in Brazil and the United States, 24 laboratories and eight pilot plants, which are staffed by 330 specialized professionals dedicated to developing a portfolio of 242 projects.

Some of the achievements in the area of Innovation & Technology in 2012 are described below:

a)      2012 FINEP Innovation Award in the category Sustainable Innovation in the National and Northeast Region phases, in recognition of Braskem’s Green Plastic Project.

b)      Production of high-resistance fibers using UTEC® resin (ultra-high density polyethylene) developed by Braskem with 100% local technology. The fiber, which is seven times lighter than steel, will be used to make cables for oil exploration in the country’s pre-salt oil deposits.

c)       The Innovation & Technology center in Brazil provided support to 370 clients with 12,000 support analyses.

d)      Partnership agreement with the U.S. company W.R. Grace, known worldwide for its innovative activities in the field of catalysts, for the development of technologies for manufacturing products using renewable resources. The technology under development by both companies is based on the use of renewable carbons made from agricultural processes that are more effective in reducing carbon emissions than traditional materials.

e)      Creation of the Braskem Biotechnology Platform, which aims to develop completely new sources of renewable feedstocks for the production of green chemicals.

f)       The Innovation & Technology center in the United States was elected one of the best places to work for in Pittsburgh by the local newspaper Pittsburgh Gazette.

Working in partnership with research institutions of renowned expertise has provided important results for the Company and has led to another 50 patents being filed for during 2012, for a total of 573 patents already registered in Brazil and abroad.

As part of its continuous effort to develop innovative, high-quality and competitive products, in 2012, the innovation pipeline at the Polymers and Vinyls business units, whose net present value is US$826 million, registered the launch of 20 new products, which included:

•            EVA for the footwear industry: creation of a revolutionary new resin for the global footwear industry. The new product streamlines the shoemaking process

2012 MANAGEMENT REPORT

while also making it more sustainable, since it reduces ozone emissions and eliminates the need for curing in the sole gluing process, which also reduces the costs of this step by 26%. The potential consumption of EVA is estimated at 3 kton/y.

•            Polyethylene for the blow-molded packaging market: a new PE resin that meets the rigorous standards of the cleaning products market and provides increased chemical resistance to blow-molded packaging. The additional growth potential in the polyethylene market is 30 kton/y.

•          Polypropylene for the raffia segment: the new resin, which aims to increase competitiveness in the raffia market, imparts greater stability and productivity to the process using high-speed machines. The potential PP consumption is estimated at 100 kton/y.

•          Polypropylene for the disposable cups market: the new resin for the disposable packaging market enables Clients to increase productivity by reducing energy consumption and losses. The potential PP consumption is estimated at 35 kton/y.

•          New PVC portfolio for laminated products: Braskem revamped its PVC resin portfolio, with the new resins allowing for improvements in the properties of final products, such as synthetic leathers, laminated PVC flooring and technical parts, by increasing the resistance to abrasion and compression. The potential PVC consumption is estimated at 3 kton/y.

 5. Investments

Maintaining its commitment to making investments with returns above the cost of capital, in 2012 Braskem invested R$1,713 million (excluding capitalized interest) in its various projects and in maintaining and improving its assets, in line with the initial estimative of R$1,712 million.

Of the total investment, 40%, or R$670 million, was allocated to projects to expand capacity or improve its assets, with the new PVC plant and butadiene capacity expansion projects receiving R$531 million in the period, both of which were commissioned on schedule. The Company also invested R$341 million in maintenance, in line with the objective to maintain its assets operating at high levels of operating efficiency and reliability.

For 2013, investment is estimated at R$2.2 billion, of which (i) 70% will be allocated to maintaining and improving the productivity and reliability of its assets, including an additional disbursement related to the schedule maintenance shutdown close to R$330 million, investment that did not occur in 2012, and its HSE expenses of R$50 million; (ii) and 25% for the construction of the new petrochemical complex in Mexico. The remainder is related to other projects in progress, such as the studies related to the Comperj project and the construction of a pipeline for the future supply of propylene to the acrylic complex in Bahia.

2012 MANAGEMENT REPORT

5.1. Strategic Investments - Expansion Projects

▪  PVC

The new plant located in the state of Alagoas has annual production capacity of 200 kton and started operating in 2Q12. In addition to adding value to the EDC stream, which previously was exported, the plant utilizes cutting edge technology (INEOS), which should generate productivity gains, reduce operating costs and improve eco-indicators. In line with the planning, a total of 10 million man hours were worked without the occurrence of any injuries with or without lost time, which is a new record for Braskem. The additional production will be directed mainly to Brazil’s growing PVC industry, which still requires imports.

The project, which requires investment of some R$1 billion, was financed by two financing facilities: (i) a R$525-million line from the Brazilian Development Bank (BNDES) with a total term of 9 years and 88% denominated in Brazilian real with a cost of TJLP+1.46%; and (ii) a R$200-million financing line from BNB with repayment in 12 years and interest of 8.5% p.a..

▪  Butadiene

The 100 kton/year production capacity expansion at the butadiene unit located in the state of Rio Grande do Sul started operating in June 2012, a full one month ahead of schedule. The project increased Braskem’s butadiene supply by approximately 30% to 446 kton. Completed on schedule and on budget, more than 3 million man hours were worked in the project without the occurrence of any injuries with or without lost time.

By taking advantage of the existing crude C4 stream, the project will meet growing world demand for butadiene, a basic raw material used to make tires for the automotive industry.

The investment of approximately R$300 million was financed through: (i) a BNDES credit line of up to R$176 million with total term of 9 years and interest of TJLP + 2.68%; and (ii) pre-sale contracts amounting to R$200 million.

▪  Green Polypropylene Project

In line with its strategy to the global leader in sustainable chemicals, Braskem concluded the basic engineering studies for the Green Polypropylene production plant, with the project expected to be submitted to the Board of Directors in 2013. The project’s startup date will be confirmed once it is approved.

▪  Mexico Project

The integrated project in Mexico, which is aligned with the strategy of expanding internationally and gaining access to competitive feedstock, in which Braskem and IDESA hold interests of 75% and 25%, respectively, is progressing on schedule. Located in the Mexican state of Veracruz at the southern end of the Gulf of Mexico, the Ethylene XXI Project involves the production of around 750 kton of high-density polyethylene and 300 kton of low-density polyethylene using ethane as feedstock, and is based on an ethane supply agreement with PEMEX-Gás for delivery of 66,000 barrels/day for 20 years based on the Mont Belvieu reference price.

The project’s fixed investment is estimated at US$3.2 billion. Total investment (including CAPEX, inflation, contingencies, interest and working capital) is estimated at roughly US$4.5 billion, which will be financed using a project-finance model (70% debt and 30% equity). The project finance structure was concluded in December 2012, with the execution of the main agreements in the aggregate amount of US$3.2 billion (70% of the total investment). The financing was structured by seven institutions, including two export agencies (Canada and Italy), two multilateral credit agencies (IFC and IADB) and three development banks (Brazil and Mexico). Ten commercial banks also provided financing with security provided by SACE or through B Loans from the International Finance Corporation (IFC) and the Inter-American Development Bank (IADB).

2012 MANAGEMENT REPORT

The Engineering, Procurement and Construction (EPC) phase, which began in January 2012, reached 20.2% progress at the end of the year. Other key accomplishments in 2012 were: (i) achievement of 62.1% progress in the engineering detailing; (ii) acquisition of 65% of the equipment; (iii) mobilization and start of construction; (iv) execution of a US$2.8 billion alliance contract with the consortium formed by Technip, Odebrecht and IcaFluor; (vi) conclusion of earthmoving works; and (vii) start of pre-marketing activities for the sale of products in the domestic market.

The challenges for 2013 include: (i) advancing the EPC, such as concluding the Engineering Detailing and starting electro-mechanical assembly, with the arrival on site of the main pieces of equipment and materials; (ii) expanding the pre-marketing activities; and (iii) hiring and training people to operate the future industrial operation.

▪  Comperj Petrochemical Project

The conceptual design (FEL2) of the Comperj Petrochemical Complex has been concluded. The project will meet the growing regional demand for thermoplastics resin and take advantage of competitive feedstock from the country’s pre-salt region. Note that the technology licenses for the new complex have already been contracted.

The basic engineering work (FEL3) for the industrial units is expected to begin in 2013. In 2014, Braskem is expected to determine the best way to develop and install the project, which must be examined by the Board of Directors before a final investment decision is made.

Braskem also has projects in less advanced phases in Peru, Venezuela and Bolivia.

6.  Capital Markets and Investor Relations

Braskem class "A" preferred stock (BRKM5) traded on the BM&FBovespa S.A. - Securities, Commodities and Futures Exchange ended the year quoted at R$12.80 per share, in line with the previous year. Braskem stock enjoyed two rallies during the year and reached a high of R16.60/share in September, later suffering profit taking. The first rally occurred at the start of the year, with new foreign investors on the Brazilian stock exchange migrating to stocks with more discounted prices. The second rally was due to various factors, which included the increase in the PE import duty, the announcement of cuts in energy costs, the reduction in payroll taxes and other government incentives, as well as the depreciation in the Brazilian real against the dollar. However, these rallies were followed by profit taking driven by uncertainties related to the sovereign debt crisis in Europe and the fiscal crisis in the United States. The continued high volatility in international petrochemical markets, which pressured industry profitability, and the weak growth in Brazil’s domestic market, also adversely affected stock performance.

Average daily trading volume decreased 18% to R$21.6 million, from R$26.4 million in 2011. The benchmark Bovespa Index ended the year at 60,952 points, for a gain of 7.4% from year-end 2011.

Braskem’s ADRs (BAK) traded on NYSE Euronext closed 2012 quoted at US$13.35 per ADR, stable in relation to 2011. Average daily trading volume in 2012 was US$6.9 million, or 10% lower than in the previous year. In the same period, the S&P 500 gained 13% to reach 1,426 points, after having remained stable in 2011.

2012 MANAGEMENT REPORT

Braskem’s class “A” preferred stock traded on the Latibex (XBRK) ended the year at €4.87 per XBRK, for a loss of 18% in the period. The already low average daily trading volume contracted by 27% to €13,600 in 2012, down from €18,600 in 2011. In the same period, the FTSE100 Europe gained 10.8%.

In the composition of the Bovespa Index valid for the period from September to December 2012, Braskem stock ranked 47th in terms of liquidity with a weighting in the index of 0.68%, improving by two positions from the previous index composition.

In 2012, Braskem remained a component of the IBrX-50, an index that measures the total return of a theoretical portfolio composed of 50 stocks selected from the most liquid stocks on the BM&FBovespa, which are weighted in the portfolio by their market capitalization based on the shares available for trade. In the portfolio valid from September to December 2012, Braskem ranked 42nd with a weighting of 0.45% in the index.

Braskem stock also remained a component of the Carbon Efficient Index (ICO2) of the BM&FBovespa. Created in 2010, this index is formed by component stocks of the IBrX-50 index that adopt transparent practices regarding their greenhouse gas (GHG) emissions. Of the 35 companies in the index composition, Braskem figured 33rd with a weighting of 0.291%.

Since its creation, for the eighth consecutive year, Braskem stock was included as a component of the Corporate Sustainability Index (ISE), placing it in a select group of companies composing the portfolio in the period from January to December 2013. Created by the BM&FBovespa in partnership with capital-market trade associations, the Getúlio Vargas Foundation, Instituto Ethos and the Ministry of the Environment, the ISE reflects the return of a portfolio composed of stocks from companies with a recognized commitment to social responsibility and corporate sustainability and to promoting good practices in Brazil's corporate environment. In 2012, 37 companies qualified to become components of this index in the following year.

In August 2012, Braskem was elected by the Brazilian Association of Publicly Traded Companies (Abrasca) as the best case in the Oil & Gas, Chemicals & Petrochemicals industry in terms of value creation in 2011.

In recognition of its commitment to sustainability, Braskem was once again elected one of the 20 model companies in Brazil featured in the 2012 Sustainability Guide published by Exame  magazine.

Braskem was also selected by IR Global Ranking Latin America as having one of the ten best Investor Relations websites in Latin America. The Company also figured among the five best companies in the categories best IR performance by a CEO or CFO and best improvement in IR by the IR Magazine Awards Brazil, one of the main international publications in the investor relations industry.

To conclude the awards received in the year, in the LatAm Oil, Gas & Petrochemicals industry, Braskem was recognized by the Institutional Investor as first place in the category Best Investor Relations Professional, second place in the category Best CEO based on the opinion of buy-side analysts, and second place in the categories Best Investor Relations Team, Best CFO and Best IR Professional based on the opinions of sell-side analysts.

2012 MANAGEMENT REPORT

7. Sustainability

The year 2012 was marked by the strengthening of Braskem’s sustainability management practices and by its commitment to the three pillars of its business strategy aimed at contributing to Sustainable Development, namely: (i) increasingly sustainable production processes; (ii) increasingly sustainable product portfolio; and (iii) sustainable solutions for use by society.

In the first pillar, increasingly sustainable production processes, the Company achieved its best historical 4 performance in terms of workplace safety. Another highlight was the inauguration of water reuse projects that will result in important savings in drinking water at the Capuava complex in São Paulo’s ABC region through the Aquapolo Project, a partnership between Odebrecht Ambiental and Sabesp; and at the Camaçari complex through the Água Viva Project, a partnership between Braskem and Cetrel.

Concrete progress was also made in creating an increasingly sustainable product portfolio.  In October 2012, Braskem launched Braskem Maxio®, a portfolio of resins with unique competitive and environmental advantages that will increase efficiency in the plastics chain and reduce environmental impacts caused by manufacturing processes.

For the third strategic pillar, which seeks to create solutions for a more sustainable life, Braskem led the development of the Brazilian Business Network for Lifecycle Analysis (LCA), a forum in which volunteer companies discuss the concept of LCA and disseminate good practices for applying this tool to business environments. The Company has a dedicated LCA team that conducts studies and develops policies and practices. Based on these principles, three priorities were defined for the LCA studies:

(i)   Operational: studies focusing on the production process with the aim of implementing improvements, such as the more efficient use of energy and water.

(ii)  Strategic: studies that guide the internal decision-making process for the development of new products, applications and technologies; and

(iii) Commercial: studies that asses the environmental impacts of a product in relation to certain alternatives and orient the decision-making process of clients/consumers.

Braskem understands that its role also includes contributing to the debate on the paths to be taken by business and global communities towards increasing sustainability. In addition to strengthening its participation in various associations, in 2012 the Company was present at the debates of the United Nations Climate Change Conference (COP18)  and the Rio+20  Earth Summit, which is the largest global meeting on sustainability organized by the United Nations. In partnership with Cetrel, Braskem installed a recycling plant at Rio+20 that transformed plastic waste into furniture made from plastic wood to demonstrate new possibilities for plastic applications and to create a new post-consumption cycle.

Another highlight was the progress made on the program to promote the social inclusion of garbage collectors of recyclable materials. By supporting the training and tools of cooperatives of recyclable-material garbage collectors, Braskem plans to help increase the income of these people while also improving the rate of plastics recycling. In 2012, the Company supported 15 cooperatives in the Brazilian states of Alagoas, São Paulo and Rio Grande do Sul, which benefitted more than 400 people directly and over 1,800 people indirectly.

4 Pro forma since 2002

2012 MANAGEMENT REPORT

With regard to the transparency of its management, the 2011 Annual and Sustainability Report was recognized as one of the 12 best in terms of materiality by Report, a consulting firm specializing in sustainability.

7.1. Corporate Governance

Since the disclosure of a Public Commitment upon its creation on August 16, 2002, Braskem has reaffirmed its commitment to align the interests of all of its shareholders as well as its commitment to ethics, competitiveness and excellence in all actions to assure better returns for shareholders, while adding value to its assets and remunerating its capital.

Guided by this vision, Braskem developed a management model that adopts recognized corporate governance practices to ensure its proper functioning. In addition to the Board of Directors and the Audit Board, which have expanded powers in accordance with the Sarbanes-Oxley Act, the Company also has committees supporting the Board of Directors that have the basic function of assessing matters of interest to the Board in order to improve the quality and speed of the deliberation process.

Braskem’s corporate governance practices feature:

✓  Listing on the Level 1 Corporate Governance segment of the BM&FBovespa since February 13, 2003;

✓  100% tag-along rights for all Braskem shareholders in the event of the transfer of control;

✓  An Audit Board with the expanded powers envisioned by the Sarbanes-Oxley Act;

✓  A Code of Conduct defining the values, principles and procedures that guide the Company's corporate conduct, which is regularly reviewed to ensure it reflects current legal requirements and best practices;

✓  Corporate Policies, among which we highlight the Securities Trading, Financial Management, Social Responsibility, Insurance and Guarantees, Compensation, Health, Safety and the Environment, and Investment policies;

✓  A long-term incentive plan designed to align the interests of the Company’s management with the goal of maximizing shareholder value. In effect since its approval in 2005, the plan links executive compensation to the long-term performance of the Company’s stock price;

✓  An Ethics Committee that works jointly with the Internal Auditor and Risk Management and reports its findings to the Audit Board with expanded powers. Its function is to document, address, recommend and make decisions to resolve the denouncements made through the Company’s ethics hotline, which is a confidential communications channel for receiving reports of any potential situation involving a breach of the Code of Conduct, with the objective of enforcing compliance with the code and continually improving the Company’s internal procedures and controls;

✓  An information system for the Board of Directors and the Audit Board accessed through the Braskem Portal, providing the members of these bodies with the information they need to exercise their roles and responsibilities in a secure, transparent, fair and timely manner;

✓  Tools to support Corporate Governance initiatives, such as the Manual for Shareholders Meetings and the Compendium of Corporate Governance Procedures and Practices.

▪  External Audit

2012 MANAGEMENT REPORT

The Company’s policy for hiring independent auditors to perform services unrelated to the external audit is based on principles that preserve the independence of audit professionals. In accordance with internationally accepted standards, these principles are: (a) auditors may not audit their own work; (b) auditors may not exercise a management function at the audited firm; and (c) auditors may not promote the interests of their clients.

In accordance with the provisions of CVM Instruction 381/03, the value of the services rendered by the audit firm PricewaterhouseCoopers Auditores Independente related to tax review services that were unrelated to the external audit did not exceed 5% of the total value of the fees it received. These services include reviewing the income tax return, the calculation base for PIS and COFINS taxes and the ownership restructuring.

Based on these principles, PricewaterhouseCoopers Auditores Independentes declared that the provision of such services, as described in the above items, does not affect the independence and objectivity required to perform the services rendered to Braskem.

7.2. Health, Safety and Environment

In 2012, Braskem continued to improve its management of Health, Safety and Environment (HSE), and, aligned with its culture of prevention through discipline, reinforced its Integrated Health, Safety and Environment System (SEMPRE)  by implementing Braskem's Golden Rules, which seek to improve the Company’s safety performance.

As already mentioned, the Injury Frequency Rate with and without Lost Time registered its best performance since 2002. The Lost-Time Injury Frequency Rate per million man-hours worked considering both members and partners was 0.32, decreasing 42% from the previous year.

With regard to Process Safety, advances were made in the process to accelerate the evolution in process risk management in the industrial and logistics operations.

In terms of Chemical Safety, this year, the Company developed a computerized tool for controlling the entire chemical safety documentation of its industrial units. Braskem, in partnership with the Brazilian Chemical Manufacturers’ Association (ABIQUIM), is the leader in Latin America in implementing the Global Product Strategy (GPS), which supports companies in safely managing all the chemical products they handle, produce and sell. The GPS is an initiative by the International Council of Chemical Associations (ICCA) that promotes the recognition and dissemination of the risks posed to people and the environment resulting from the use of chemical products. The initiative is aligned with the global strategy of the United Nations Environment Program (UNEP).

2012 MANAGEMENT REPORT

Another highlight was the Dutch government’s issue of an opinion for Braskem’s office in Rotterdam with the results of the audit known as REACH (Registration, Evaluation, Authorization and Restriction of Chemical Substances), which confirmed that all procedures comply with the rules of the European community.

With regard to Health Management, drawing on actions to raise awareness on preventing illnesses and improving quality of life, “Health Week” campaigns were conducted at all industrial plants and offices.

With regard to the Environment, in 2012, Braskem made progress on various actions that culminated in improvements in a series of eco-efficiency indicators in comparison with 2011:

•           Generation of liquid effluents (1.18 m³/ton) improved 11%;

•         Generation of solid, liquid and viscous waste (2.28 kg/ton) improved 15%;

•         Energy consumption (10.59 GJ/ton) decreased 2%;

•         Water consumption (4.23 m³/ton) decreased 6%.

With regard to Greenhouse Gas 5 (GEE) management, Braskem concluded the inventory of all of its industrial plants and corporate centers and not only complied with the GOLD reporting standard according to GHG Protocol Brasil, but also registered a 5% reduction in emissions in 2011 compared to 2010. Direct emissions (scope 1) totaled 9,217,386 tCO2e, indirect emissions (scope 2) totaled 299,271 tCO2e and other indirect emissions (scope 3) totaled 9,988,951 tCO2e. The level of these emissions reached 0.606 tCO2e/ton, in line with the target established for 2020 of 0.6 tCO2e/ton of product produced.

7.3. Social Responsibility

Braskem’s corporate philosophy is firmly rooted in valuing people through education and work, a willingness to serve, the capacity and desire to evolve and the drive to surpass results. The scope of the 2020 Vision goes beyond the Company’s facilities to also consider the communities in which it participates and is guided by the priorities of its activities, which are: (i) Social Inclusion, (ii) Environmental Education and (iii) Cultural Promotion. One way to achieve these objectives is through private social investment in programs aligned with its strategy, principles and values. In 2012, the management of Social Private Investment was strengthened by concentrating efforts in projects with increased social impact. The Company invested R$12.5 million in social, environmental and cultural projects, which included:

(i)                  Social Inclusion

Recycling Projects – progress in the social inclusion of garbage collectors of recyclable materials in the states of São Paulo, Alagoas, Bahia and Rio Grande do Sul. Using mechanical recycling processes, recyclable-material garbage collectors developed picking and recycling operations at their cooperatives, which allowed them to generate extra income. Important topics, such as proper disposal practices, were also disseminated in the communities.

5 Includes the gases CO2 (carbon dioxide), CH4 (methane), N2O (nitrous oxide) and HFC 134 (hydrofluorocarbon, refrigerant fluid).

2012 MANAGEMENT REPORT

Program for the Integrated and Sustainable Development of the Mosaic of Environmental Protection Areas in Southern Bahia (PDIS) - the challenge of this program is to transform a stagnated rural area with extensive environmental assets into a prosperous and dynamic community by keeping young talent in the field. The efforts to achieve this common objective, which will focus on the sustainable development of the Environmental Protection Area of Pratigi, will target, in a single initiative, all eight Millennium Development Goals (MDGs) of the United Nations, to which 192 countries are signatories.

Science without Borders – Braskem was one of the first companies to join the program, which is an initiative by Brazil’s federal government to promote the expansion and internationalization of science and technology through exchange programs. The Company offers three internship positions in Pittsburgh in the areas of catalysts, polymers and intellectual property.

Philanthropy – In the United States and Germany, Braskem members conducted social actions such as school tutoring and the renovation of public spaces through the programs Stars  (Striving to Achieve Reading Success), The United Way of America and the German institution Malteser Hilfsdienst e.V.. Company members also organize fund-raising actions for these and other organizations, such as the March of Dimes Foundation.

(ii)                Environmental Education

“Lagoa Viva” Environmental Education Program – the program, which was begun in the district of Pontal da Barra that borders Braskem’s Chlor-Alkali Industrial Unit in the state of Maceio, expanded its initiatives to 39 cities in the state of Alagoas, organizing workshops focused on environmental education and training to improve the income generation of local populations.

“Fábrica de Florestas” – this project promotes the cultivation and planting of native tree seedlings in the Costa dos Coqueiros Ecological Corridor and the Forest Ring region located on the northern coast of the state of Bahia. The objective is to recover areas of Atlantic Rainforest, with an emphasis on the reforestation of areas surrounding natural springs and riparian buffer zones. Given its huge success, the project was expanded to other regions and, in June, Braskem inaugurated a nursery in Paulínia, Sao Paulo, which is located the city’s Botanical Garden, where some 10,000 tree seedlings were produced. In September, to prevent soil erosion and landslides, a nursery was inaugurated in Duque de Caxias, Rio de Janeiro at the Environmental Reserve of Caixa D'Água Municipal Park, where, in partnership with the municipal government, more than 4,000 seedlings of tree species, such as quaresmeira, ipê,  ingás,  pau-pombo and Brazilwood, have been planted.

A New View of Plastic (Um Novo Olhar sobre o Plástico)  – in partnership with Instituto Akatu and Instituto Faça Parte, the project aims to alert teachers and students at public and private schools to the importance of themes related to conscientious consumption and sustainability, such as combating the inappropriate disposal of waste and the inefficient consumption of water and energy. In 2012, 50,000 students from the fifth to ninth grades from all over the country participated in the initiative, with 115 projects presented. The winning project was “Our Hands Can Save the Planet” from a school in Juara in the interior region of the state of Mato Grosso, which organized the creation of mosaics made from plastic materials disposed of by the students’ families.

(iii)               Cultural Initiatives

Braskem Theatre Award – created in 1994, this award recognizes the best theatre productions in the state of Bahia in order to value and award professionals in the performing arts, helping to pave the way for new talent. In 2012, the 19th edition of the Braskem Theatre Award paid homage to actor and journalist Gideon Rosa, an icon of the theatre world with a career spanning over 20 years, and to musical performing artist Carlinhos Brown. Another highlight was the Audiovisual Workshop, which trained a select group of 30 children, who had their final works exhibited at the award ceremony.

2012 MANAGEMENT REPORT

Braskem on Stage Award – this year marked the 7th edition of this award that selects the best productions in various categories, such as best play, director, actor and actress. The event was held on the closing evening of "Porto Alegre em Cena", which is one of the largest festivals dedicated to the dramatic arts in Latin America. During its 18 years of existence, the festival has brought to the city of Porto Alegre major national and international names in theater, music and dance.

8. People Development

To ensure its continued growth, Braskem prioritizes attracting and developing people, an effort that is aligned with its culture and is one of the pillars of its People & Organization strategy. To support the execution of this priority, in 2012 the Company invested close to R$15 million in different initiatives.

As part of its Leader development strategy, two new programs were implemented to complement the current portfolio. One of these is the Global Leaders Program, which was created in partnership with the Dom Cabral Foundation. The program aims to develop and accelerate the development of leaders at Braskem who will work abroad in order to support the international expansion of its operations. Already 26 members have graduated from the program. The Team Leader Development Program (PDLE), which strives to integrate leadership concepts and takes into account the dynamic relationship between individuals, groups and the organization, began, in 2012, to prepare 180 leaders divided into 6 groups. Also on the leader development front, a new group was organized for the Entrepreneur Development Program (PDE), which reinforces the important role that leaders play in disseminating our philosophical tenets (i.e., the Odebrecht Entrepreneurial Technology, or TEO) and in enhancing the organization’s overall vision with regard to effective decision making. The PDE has trained 32 Members, 23 of whom are from Brazil and nine from operations in other countries.

We also invested in actions to help Members better understand the Odebrecht Entrepreneurial Technology (TEO). Several teams participated in a variety of actions, such as the workshop “Praticando a TEO” organized for 160 leaders, which sought to encourage the preservation, promotion and practice of TEO while reinforcing the role Leaders play as an example to their team members. The program “Conversas em Torno da Fogueira”  was also implemented for the Company’s senior Leaders, in which a group of 40 Braskem leaders had the opportunity to chat with leaders of the Odebrecht Organization about entrepreneurship and educational leadership. The Business Leader and his partners also visited the programs of the Odebrecht Foundation in southern Bahia and had the opportunity to exchange experiences with Norberto Odebrecht about the development of the company and its philosophical tenets. Beyond Brazil’s borders, the integration of teams continued through programs such as Introduction to Braskem’s Culture, which presented the tenets of TEO to Members and the Educational Leadership. These programs reinforce concepts for leaders and promote the use of the Program of Action (“PA”) as a performance and educational tool for Team Members. A total of 490 people were trained in the United States, Germany and Mexico.

To help attract young professionals, the portal targeting young professionals called Jovens Braskem (www.jovensbraskem.com.br) was active during the year, serving as a platform for the company’s relationship with university students and as a reference source for information on the company’s various programs for young professionals. The portal registered 220,000 hits and the database grew by 124,000 new registrations, which represents an increase of approximately 50% from the previous year.

2012 MANAGEMENT REPORT

The Trainee Program, which lasts 1.5 years and offers young professionals an opportunity to advance their development in a variety of careers, received applications from 19,000 candidates, or 61% more than last year. The Internship Program, which serves as an entry point for young talent seeking professional experience, attracted more than 29,000 candidates for 100 openings, reinforcing the company’s commitment to the development of young professionals. Meanwhile, the Technical Internship Program hired 65 interns from vocational schools, who will put into practice at the Company the concepts they acquired in the classroom.

In the industrial area, the Industrial Worker Development Program 2020 works to attract and develop new talent for careers as industrial workers. More than 200 new industrial workers have graduated from the program in recent years, with 57 new industrial worker interns beginning their education in 2012. The program lasts 18 months and is divided into three phases that focus on building a theoretical and conceptual base combined with practical learning experiences.

2012 MANAGEMENT REPORT

Exhibits:

(R$ million)

Income Statement	2012	2011	Change (%)
CONSOLIDATED	(A)	(B)	(A)/(B)
Gross Revenue	42,114	38,920	8%
Net Revenue	35,513	32,497	9%
Cost of Good Sold	(32,210)	(28,819)	12%
Gross Profit	3,303	3,678	-10%
Selling Expenses	(968)	(800)	21%
General and Administrative Expenses	(1,104)	(1,034)	7%
Other operating income (expenses)	334	(4)	-
Non Recurring Expenses Related to Fixed Assets	(10)	90	-112%
Discontinued operations result	480	89	440%
EBITDA	3,958	3,742	6%
EBITDA Margin	11.1%	11.5%	-0.4 p.p.
Depreciation and Amortization	1,924	1,723	12%
Cost	1,733	1,547	12%
Expenses	191	176	9%

(a) Other operating income (expenses): Refis, compensation from Sunoco and Braskem America’s railcar sales da Braskem America

(b) Discontinued operations result: divesture of non-core assets and quantiQ deconsolidation

EBITDA Restatement	2012	2011
EBITDA	3,958	3,742
Depreciation included in COGS and SG&A	(1,924)	(1,723)
Pro Forma EBITDA Impact Elimination / non recurring	(168)	(93)
Investment in subsidiaries and associated companies	(26)	(2)
Financial Result	(3,372)	(2,787)
Income Tax and Social Contribution	793	374
Net Income (Loss)	(738)	(488)

2012 MANAGEMENT REPORT

ASSETS	12/31/2012	12/31/2011	Change (%)
	(A)	(B)	(A)/(B)
Current	12,692	10,180	25
Cash and Cash Equivalents	3,288	2,987	10
Marketable Securities/Held for Trading	172	170	1
Accounts Receivable	2,326	1,844	26
Inventories	4,102	3,624	13
Recoverable Taxes	1,476	1,036	42
Other Receivables	1,050	520	102
Non Current Assets Held for Sale	278	0	-
Non Current	28,471	27,217	5
Marketable Securities/ Held-to-Maturity	34	35	(1)
Compulsory Deposits and Escrow Accounts	180	174	3
Accounts Receivable	38	51	(26)
Deferred Income Tax and Social Contribution	2,056	1,237	66
Taxes Recoverable	1,527	1,506	1
Related Parties	128	58	119
Insurance claims	47	253	(81)
Others Accounts Receivable	218	183	20
Investments	126	41	209
Property, Plant and Equipament	21,177	20,663	2
Intangible Assets	2,941	3,017	(3)
Total Assets	41,164	37,397	10

LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2012	12/31/2011	Change (%)
	(A)	(B)	(A)/(B)

Current	12,657	9,062	40
Suppliers	8,898	6,847	30
Financing/Debentures	1,836	1,392	32
Hedge Accounting Opperations	293	83	252
Salary and Payroll Charges	349	242	44
Dividends and Interest on Equity	5	5	11
Taxes Payable	343	330	4
Advances from Customers	238	19	1,142
Sundry Provisions	52	24	121
Other Payable	533	119	346
Non Current Liabilities Held for Sale	110	0	-
Non Current	19,843	18,356	8
Financing/Debentures	15,676	13,772	14
Deferred Income Tax and Social Contribution	2,139	1,953	9
Taxes Payable	1,165	1,613	(28)
Sundry Provisions	363	298	22
Advances from Customers	205	219	(6)
Other Payable	267	281	(5)
Others	29	220	(87)
Shareholders' Equity	8,664	9,980	(13)
Capital	8,043	8,043	-
Capital Reserve	798	846	(6)
Profit Reserves	0	591	(100)
Treasury Shares	(49)	(60)	(19)
Other Comprehensive Income	349	316	11
Retained Earnings (losses)	(566)	29	-
Non Controlling Interest	88	215	(59)
Total Liabilities and Shareholders' Equity	41,164	37,397	10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.